April 11, 2025

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant” or the “Trust”)
       File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On February 12, 2025, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with Boyd Watterson Limited Duration Enhanced Income Fund (the “Fund”). In letters dated February 19 and March 12, 2025, we responded to comments that you provided to the Proxy Statement. On March 31, 2025, you asked us to supplement our response to Comment 7 to provide more detail as to what events led to the late filing of the Proxy Statement.

Each of Trust counsel, the Trust’s administrator and the Fund’s adviser performed specific roles and responsibilities with respect to the completion and filing of the Proxy Statement. Trust counsel prepared the document, the administrator provided the shareholder information, and the adviser provided the details of the transaction that led to the change of control. Each party focused on their part of the Proxy Statement. Regrettably, no party was specifically tasked with ensuring the shareholder approval of the new investment advisory agreement was completed within 150 days of the change of control of the adviser. As a result, each party incorrectly assumed that the project was progressing to meet the requirement of shareholder approval within 150 days of the change of control of the adviser. The parties immediately recognized these process failures upon discovery of the lapse.

As noted in previous correspondence, the Board of the Trust has requested policies and procedures to be put in place where the Trust Secretary and Trust counsel develop and maintain a project timeline for all proxy statements. The Trust Secretary will be responsible for sending reminders to Trust counsel, the administrator and the adviser of impending deadlines to ensure the timely filing of future proxy statements. We note that the Trust has not experienced a lapse like this in its history of operations. All previous proxy statements and shareholder meetings were always conducted within the applicable term of the applicable interim contract.

If you have any questions, please call the undersigned at (614) 469-3217.

Mr. Alberto Zapata

April 11, 2025

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser